Exhibit 12
McKESSON CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended March 31,
(Dollars in millions)	2017	2016	2015	2014	2013

Earnings:

Income from continuing operations before income taxes (d)	$6,891	$3,250	$2,657	$2,171	$1,950

Adjustment for equity in net income of and dividends from equity investees	1	(1)	(1)	2	(1)

Fixed charges - below	468	498	520	400	316

Amortization of capitalized interest	1	1	1	2	2

Less: Capitalized interest	(2)	(1)	—	—	(1)

Earnings as adjusted	$7,359	$3,747	$3,177	$2,575	$2,266

Fixed charges:

Interest expense (a) (b)	$308	$353	$374	$300	$240

Capitalized interest	2	1	—	—	1

Portion of rental expense representative of the interest factor (c)	158	144	146	100	75

Total fixed charges	$468	$498	$520	$400	$316

Ratio:

Ratio of earnings to fixed charges	15.7	7.5	6.1	6.4	7.2

(a)	Interest expense includes amortization of debt discounts and deferred loan costs.

(b)	Interest expense on uncertain tax liabilities is excluded from interest expense as the company records these amounts within income tax expense.

(c)	One-third of net rent expense is the portion of rental expense deemed representative of the interest factor.

(d)	2017 includes a pre-tax gain of $3,947 million from the deconsolidation of the majority of our Technology Solutions businesses.